UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

THE MIDDLETON DOLL COMPANY

(Name of Issuer)

Common Stock, 6-2/3 cents par value per share

(Title of Class of Securities)

59669P102

(CUSIP Number)

NorDruk Investment Company Limited Partnership

c/o Paul C. Drueke

8851 River Ridge

Middleville, Michigan 49333

(616) 821-5275

With a copy to:

Phillip D. Torrence, Esq.

Miller, Canfield, Paddock and Stone, P.L.C.

277 South Rose Street, Suite 5000

Kalamazoo, Michigan 49007

(269) 383-5804

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59669P102

1.	Names of Reporting Persons NorDruk Investment Company Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 286,000 (see Item 5)

	8.	Shared Voting Power 0 (see Item 5)

	9.	Sole Dispositive Power 286,000 (see Item 5)

	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (See Item 5)

13.	Percent of Class Represented by Amount in Row (11) 7.5%[1]

14.	Type of Reporting Person (See Instructions) PN

1 Percentages are based on 3,802,589 shares of the Common Stock outstanding as of November 2, 2007 (as set forth in the Issuer’s Form 10-QSB, filed November 14, 2007, with the Securities and Exchange Commission).

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1.	Names of Reporting Persons Paul C. Drueke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 88,100 (see Item 5)

	8.	Shared Voting Power 337,965 (see Item 5)

	9.	Sole Dispositive Power 88,100 (see Item 5)

	10.	Shared Dispositive Power 337,965 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 426,065 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (see Item 5)

13.	Percent of Class Represented by Amount in Row (11) 11.2%[2]

14.	Type of Reporting Person (See Instructions) IN

2 Percentages are based on 3,802,589 shares of the Common Stock outstanding as of November 2, 2007 (as set forth in the Issuer’s Form 10-QSB, filed November 14, 2007, with the Securities and Exchange Commission).

CUSIP No. 59669P102

SCHEDULE 13D

The Schedule 13D filed with the Securities and Exchange Commission on August 20, 2007 by the Reporting Persons, as amended by the Schedule 13D/A filed with the Securities and Exchange Commission on January 17, 2008 (the “Schedule 13D”) with respect to shares of the common stock, 6 2/3 cents par value per share (the “Common Stock”), issued by The Middleton Doll Company, a corporation organized under the laws of the State of Wisconsin (the “Issuer”) is hereby amended to furnish the additional information as provided herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer
	Security:	Common Stock, 6 2/3 cents par value per share (CUSIP No. 59669P102)

	Issuer:	The Middleton Doll Company 1050 Walnut Ridge Drive Hartland, WI 53029-8303

Item 2.	Identity and Background

(a)           This Schedule 13D is being filed by the Reporting Persons.

(b)           The business address of the Partnership is 8851 River Ridge, Middleville, Michigan 49333.  The business address of Mr. Drueke is 2100 Ray Brook, Suite 200, Grand Rapids, Michigan 49546.

(c)           (i)            The Partnership is a Michigan limited partnership that is engaged in the business of investing in securities primarily for the purpose of capital appreciation.  Mr. Drueke is general partner of the Partnership.

(ii)           Mr. Drueke is general partner of the Partnership and a stockbroker with Stifel Nicolaus & Company Incorporated (“Stifel”).  Stifel Nicolaus & Company Incorporated is a brokerage house and member of the New York Stock Exchange, American Stock Exchange and Midwest Stock Exchange, and has its principal business address at 500 North Broadway, St. Louis, Missouri 63102. Mr. Dreuke’s position as general partner of the Partnership are outside business activities of Mr. Drueke approved by Stifel, however, none of the views, statements or disclosures made in this Schedule 13D or its attachments shall be considered views, statements or disclosures of Stifel.

(d)           During the last five years, no Reporting Person has been convicted in a criminal proceeding.

(e)           During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment,

CUSIP No. 59669P102

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Drueke is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

All purchases reported under Item 5(c) were purchased by Mr. Drueke and his spouse with personal funds or by the Partnership with working capital.  The aggregate amount of funds used in making all purchases since the date of event which required filing of this Schedule 13D was approximately $56,966.95 (including brokerage commissions).  See also the response to Item 5.

Item 4.	Purpose of Transaction

The purpose of the Reporting Persons in purchasing shares of the Common Stock is to acquire an interest in the Issuer for purposes of investment.  While none of the Reporting Persons has any present intention to acquire majority ownership of the Issuer, depending upon market conditions and other facts, the Reporting Persons may in the future acquire additional shares of the Common Stock in the open market with a view to acquiring a majority ownership interest and a greater voice in the affairs of the Issuer.  Depending upon the position of the management of the Issuer regarding purchases of shares of the Common Stock by the Reporting Persons, the acquisition of additional shares of the Common Stock by the Reporting Persons may be deemed to represent “control” of the Issuer.

While none of the Reporting Persons is bound to any particular course of action or obligated to vote the shares of the Common Stock acquired by them in any particular manner, the Reporting Persons intend to prepare and present to the management of the Issuer various business strategies intended to enhance the value of the Common Stock.  Such strategies could include (i) a merger or other business combination of the Reporting Persons or a third party with the Issuer, (ii) the consolidation, sale, liquidation or other disposition of certain assets of the Issuer, (iii) material changes in the business, operation or management of the Issuer (including, but not limited to, the consolidation or disposition of underperforming assets of the Issuer, the expansion of the products and services offered by the Issuer, the merger, consolidation or other business combination of the Issuer with a third party, making a tender offer for shares of the Issuer, taking the Issuer private in a “going private” transaction, and such other changes to the business and corporate structure of the Issuer as the Reporting Persons may deem to be in the best interests of the Issuer and the Reporting Persons), and (iv) material changes in the present capitalization or dividend policy of the Issuer.

Any business strategies prepared by the Reporting Persons and presented to the management of the Issuer would be dependent upon, among other things, the Reporting Persons’ evaluation of (i) the Issuer’s businesses, operations and prospects, (ii) market trends and conditions for the Issuer’s various business segments, (iii) money and stock market trends and conditions, and (iv) economic trends and conditions in general.

CUSIP No. 59669P102

Additionally, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider the matters described in Items (a) — (j) of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

*              *              *              *              *

Except as described in this Item, the Reporting Persons do not presently have any plans or proposals which relate to or would result in either (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the business or corporate structure of the Issuer; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

Item 5.	Interest in Securities of the Issuer

(The number of issued and outstanding shares of the Common Stock upon which the various percentages set forth in this Schedule 13D are based does not include any outstanding securities convertible into the Common Stock or any shares of the Common Stock subject to any outstanding options.)  Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of the Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(a)           (i)            Based upon the Issuer’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007, as of November 2, 2007,  there were 3,802,589 shares of the Common Stock issued and  outstanding.  As of March 26, 2008, the Partnership beneficially  owned  (and had the sole power to vote and  dispose  of)  286,000 shares of the Common Stock,  or  approximately 7.5% of the shares of the Common Stock issued and outstanding as of November 2, 2007.  As of March 26, 2008, the Partnership is also the beneficial owner of 11,000 shares of the Company’s Adjustable Rate Cumulative Preferred Stock, Series A (the “Preferred Stock”) or approximately 2.9% of the Company’s Preferred Stock issued and outstanding as of September 30, 2007.  The Partnership, in its capacity as the beneficial holder of voting and investment authority of more than 5% of the Preferred Stock of

CUSIP No. 59669P102

the Issuer pursuant to Reg. 13d-3, has separately filed a statement pursuant to Section 13 of the Securities Exchange Act of 1934, as amended with respect to the Preferred Stock.

(ii)           As of March 26, 2008, Mr. Drueke is the beneficial owner of 426,065 shares of the Common Stock, which constitutes 11.2% of the shares of the Common Stock issued and outstanding as of November 2, 2007.  The number of shares of the Common Stock reported in this subsection (a)(ii) as beneficially owned by Mr. Drueke includes 88,100 shares of the Common Stock held by Mr. Drueke, individually.  The number of shares of the Common Stock reported in this subsection (a)(ii) as beneficially owned by Mr. Drueke also includes all of the shares of the Common Stock reported as beneficially owned by the Partnership.  The shares of the Common Stock reported as beneficially owned by the Partnership have been attributed to Mr. Drueke because he is the general partner of the Partnership.  The number of shares of the Common Stock reported in this subsection (a)(ii) as beneficially owned by Mr. Drueke also includes 25,165 shares of the Common Stock he jointly owns with his spouse, Mary Jo Drueke (“Mrs. Drueke”).  The number of shares of the Common Stock reported in this subsection (a)(ii) as beneficially owned by Mr. Drueke also includes 26,800 shares of the Common Stock held by Mrs. Drueke, individually.  As of March 26, 2008, Mr. Drueke is also the beneficial owner of 18,800 shares of the Preferred Stock or approximately 5.0% of the Company’s Preferred Stock issued and outstanding as of September 30, 2007.  Mr. Drueke, in his capacity as the beneficial holder of voting and investment authority of more than 5% of the Preferred Stock of the Issuer pursuant to Reg. 13d-3, has separately filed a statement pursuant to Section 13 of the Securities Exchange Act of 1934, as amended with respect to the Preferred Stock.

                (b)           (i)            The Partnership has the sole power to vote, or to direct the voting of, all of the shares of the Common Stock reported as owned beneficially by it in the response to subsection (a)(i) of this Item 5.  The Partnership has the sole power to dispose of, or to direct the disposition of, all of the shares of the Common Stock reported as owned beneficially by it in the response to subsection (a)(i) of this Item 5.

(ii)           Mr. Drueke has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 88,100 of the shares of the Common Stock reported as beneficially owned by him in the response to subsection (a)(ii) of this Item 5.  Mr. Drueke is deemed to share the power to vote or direct the vote, and share the power to dispose or to direct the disposition of: (A) 25,165 shares of the Common Stock he owns jointly with Mrs. Drueke and reported as beneficially owned by him in the response to subsection (a)(ii) of this Item 5; (B) 26,800 shares of the Common Stock held by Mrs. Drueke individually and reported as beneficially owned by him in the response to subsection (a)(ii) of this Item 5; and (C) 286,000 of the shares of the Common Stock owned by the Partnership and reported as beneficially owned by him in the response to subsection (a)(ii) of this Item 5.

(A)          Mrs. Drueke’s full name is Mary Jo Drueke.

(B)           The residence address of Mrs. Drueke is 8851 River Ridge, Middleville, Michigan 49333.

(C)           Mrs. Drueke is a self-employed psychologist at 3310 Eagle Park Drive, Suite 105, Grand Rapids, Michigan 49525.

CUSIP No. 59669P102

(D)          During the last five years, Mrs. Drueke has not been convicted in a criminal proceeding.

(E)           During the last five years, Mrs. Drueke has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)           Mrs. Drueke is a citizen of the United States.

(c)           It is believed that none of the Reporting Persons have personally effected any transactions in the Common Stock in the last 60 days except as indicated below:

Party	Type of Transaction	Type of Security	Date	# of Shares	Price Per Share
Mr. Drueke	Open Market Purchase	Common Stock	3/14/08	20,000.50
Mr. Drueke	Open Market Purchase	Common Stock	3/14/08	20,000.50
Mr. Drueke	Open Market Purchase	Common Stock	3/14/08	15,000.50
Mrs. Drueke	Open Market Purchase	Common Stock	3/14/08	10,000.55
Mrs. Drueke	Open Market Purchase	Common Stock	3/14/08	5,000.55
Mr. Drueke	Open Market Purchase	Common Stock	3/14/08	6,000.50
Mr. Drueke	Open Market Purchase	Common Stock	3/19/08	10,000.60
Mrs. Drueke	Open Market Purchase	Common Stock	3/19/08	1,800.55
Mrs. Drueke	Open Market Purchase	Common Stock	3/20/08	10,000.60
The Partnership	Open Market Purchase	Common Stock	3/20/08	4,000.60
The Partnership	Open Market Purchase	Common Stock	3/24/08	100.60
The Partnership	Open Market Purchase	Common Stock	3/26/08	2,500.60

(d)           (i)            The Partnership has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of the Common Stock reported as owned beneficially by it in the response to subsection (a)(i) of this Item 5.

(ii)           Mr. Drueke has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of the Common Stock reported as beneficially owned by him in the response to subsection (a)(ii) of this Item 5.

(iii)          Mrs. Drueke has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of the Common Stock reported as owned jointly with Mr. Drueke in response to subsection (a)(ii) of this Item 5.

(iv)          Mrs. Drueke has the right to receive or the power to direct the receipt of the dividends from, and the proceeds from the sale of, all of the shares of the Common Stock reported as owned individually by her in response to subsection (a)(ii) of this Item 5.

(e)           Not Applicable.

CUSIP No. 59669P102

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Reporting Person has any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
None.

CUSIP No. 59669P102

SCHEDULE 13D

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORDRUK INVESTMENT COMPANY LIMITED
PARTNERSHIP

By:	/s/ Paul C. Drueke	Dated: April 15, 2008
Name:	Paul C. Drueke
Title:	General Partner

/s/ Paul C. Drueke		Dated: April 15, 2008
Paul C. Drueke

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)